April 8, 2019

Patience C. Ogbozor
President and Chief Executive Officer
Cannabinoid Biosciences, Inc.
3699 Wilshire Blvd., Suite 610
Los Angeles, California 90010

       Re: Cannabinoid Biosciences, Inc.
           Amendment No. 3 to Offering Statement on Form 1-A
           Filed March 27, 2019
           File No. 024-10924
           Letter dated April 1, 2019

Dear Ms. Ogbozor:

       We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 22, 2019 letter.

Amendment No. 3 to Offering Statement on Form 1-A filed on March 27, 2019

Part I.
Item 2. Offering Eligibility, page 1

1. We note your response to comment 1. We view the names of the four acquisition targets you intend to acquire as material information for investors in the offering and required to be disclosed in order to provide the necessary information upon which to make an investment decision. Accordingly, please revise your disclosure to identify the names of your acquisition targets.
 Patience C. Ogbozor
Cannabinoid Biosciences, Inc.
April 8, 2019
Page 2

       You may contact Andi Carpenter at 202-551-3645 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                          Sincerely,
FirstName LastNamePatience C. Ogbozor
                                                          Division of
Corporation Finance
Comapany NameCannabinoid Biosciences, Inc.
                                                          Office of Healthcare
& Insurance
April 8, 2019 Page 2
cc:       Azuka L Uzoh, Esq.
FirstName LastName